                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-87601

 PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 24, 1999)

                                6,000,000 SHARES

                                FLEXTRONICS LOGO

                                ORDINARY SHARES
                           -------------------------

     Flextronics International Ltd. is offering 6,000,000 ordinary shares in a firm commitment underwriting. On October 25, 1999, the last reported sale price of the ordinary shares on the Nasdaq National Market was $67.6875 per share.
                           -------------------------

     The ordinary shares are listed on the Nasdaq National Market under the symbol "FLEX."
                           -------------------------

     INVESTING IN THE ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-4 OF THIS PROSPECTUS SUPPLEMENT.
                           -------------------------

                                                               PER SHARE        TOTAL
                                                              -----------    ------------
Offering Price..............................................  $   67.6875    $406,125,000
Discounts and Commissions to Underwriters...................  $      2.56    $ 15,360,000
Offering Proceeds to Flextronics............................  $   65.1275    $390,765,000

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     We have granted the underwriters the right to purchase up to an additional 900,000 ordinary shares to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. Banc of America Securities LLC expects to deliver the ordinary shares to investors on or about October 29, 1999.

BANC OF AMERICA SECURITIES LLC                        MORGAN STANLEY DEAN WITTER
             DONALDSON, LUFKIN & JENRETTE
                           LEHMAN BROTHERS
                                       SG COWEN
                                                 THOMAS WEISEL PARTNERS LLC
                           -------------------------

                                October 25, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      Prospectus Supplement
Forward-Looking Statements..................................   S-1
Prospectus Supplement Summary...............................   S-2
Risk Factors................................................   S-4
Dividends...................................................  S-11
Use of Proceeds.............................................  S-11
Price Range of Ordinary Shares..............................  S-12
Capitalization..............................................  S-13
Consolidated Selected Financial Data........................  S-14
Business....................................................  S-15
Underwriters................................................  S-22
Legal Matters...............................................  S-24

                         Prospectus
About This Prospectus.......................................     2
Where You Can Find More Information.........................     2
Forward-Looking Statements..................................     3
The Company.................................................     4
Enforcement of Civil Liabilities............................     4
Risk Factors................................................     4
Use of Proceeds.............................................     4
Description of Capital Shares...............................     5
Taxation....................................................     7
Plan of Distribution........................................     9
Legal Matters...............................................    10
Experts.....................................................    10

     The number of shares to be outstanding after the offering is based on the number of ordinary shares actually outstanding as of September 24, 1999. This number excludes a total of 9,583,782 ordinary shares subject to outstanding options or reserved for issuance under our 1993 Share Option Plan, 1997 Interim Option Plan, 1998 Interim Option Plan, 1999 Interim Option Plan and 1997 Employee Share Purchase Plan.

     The information in this prospectus supplement assumes that the underwriters' over-allotment option will not be exercised. In addition, the financial information in this prospectus supplement includes the results of operations and balance sheet of Kyrel EMS Oyj, which we acquired in July 1999 in a transaction accounted for as a pooling of interests. The financial information in our Annual Report on Form 10-K for the fiscal year ended March 31, 1999 has not been amended to include the results of operations and balance sheet of Kyrel EMS Oyj. In this prospectus supplement and in the accompanying prospectus, references to "U.S. dollars" and "$" are to United States currency and references to "Singapore dollars" and "S$" are to Singapore currency.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus (including the documents incorporated by reference in the prospectus) contain forward-looking statements regarding our plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believes," "anticipates," "expects," "intends," "plans," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements in these documents include, but are not necessarily limited to, those relating to:

     - our ability to carry out our strategies;

     - our expected growth in sales;

     - the planned expansion of our facilities;

     - potential acquisitions;

     - adoption of outsourcing by OEMs;

     - our ability to become an integral part of our customers' operations;

     - our ability to win new customer contracts;

     - our ability to implement our new management information system;

     - our ability to achieve Year 2000 compliance;

     - tax matters;

     - currency fluctuations; and

     - our planned opening of an industrial park in Brazil.

     Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in "Risk Factors."

     You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                         PROSPECTUS SUPPLEMENT SUMMARY

     You should read the following summary together with the more detailed information appearing elsewhere in this prospectus supplement and in the accompanying prospectus (including the documents incorporated by reference in the prospectus).

                                  THE COMPANY

     Flextronics is a leading provider of advanced electronics manufacturing services to original equipment manufacturers, or OEMs, primarily in the telecommunications and networking, consumer electronics and computer industries. We provide a wide range of integrated services, from initial product design to volume production and fulfillment. Our manufacturing services range from printed circuit board fabrication and assembly to complete product assembly and test. We believe that we have developed particular strengths in advanced interconnect, miniaturization and packaging technologies, and in the engineering and manufacturing of wireless communications products employing radio frequency technology. In addition, we provide advanced engineering services, including product design, PCB layout, quick-turn prototyping and test development. Throughout the production process, we offer logistics services, such as materials procurement, inventory management, packaging and distribution.

     Through a combination of internal growth and acquisitions, we have become the fourth largest provider of electronics manufacturing services, with revenues of $2.0 billion in fiscal 1999 and $1.5 billion for the six months ended September 24, 1999. We believe that our size, global presence and expertise enable us to win large outsourced manufacturing programs from leading multinational OEMs. We offer a complete and flexible manufacturing solution that provides accelerated time-to-market and time-to-volume production, as well as reduced production costs. By working closely with customers throughout the design, manufacturing and distribution process, and by offering highly responsive services, we believe that we can become an integral part of our customers' operations.

     Our customers include industry leaders such as Cisco, Compaq, Ericsson, Hewlett-Packard, Lucent, Microsoft, Motorola, Nokia, Nortel Networks, Philips, Qualcomm and 3Com. Due to our focus on high growth technology sectors, our prospects are influenced by certain major trends, such as the buildout of the communications and Internet infrastructure, the proliferation of wireless devices and other trends in electronics technologies. In addition, our growth is driven by the accelerating pace at which leading OEMs are adopting outsourcing as a core business strategy.

     We have established an extensive network of manufacturing facilities in the world's major electronics markets -- Asia, the Americas and Europe -- to serve the increased outsourcing needs of both multinational and regional OEMs. We strategically locate manufacturing facilities near our customers and their end markets. We have also established in low cost regions fully integrated, high volume industrial parks that provide a total manufacturing and fulfillment solution by locating manufacturing and distribution operations and suppliers at a single site. Our industrial parks are located in China, Hungary and Mexico, and we are developing an additional industrial park in Brazil. This integrated approach to production and distribution benefits our customers by reducing logistical barriers and costs, improving supply-chain management, increasing flexibility, lowering transportation costs and reducing turnaround times.

     Since the beginning of fiscal 1998, we have increased overall capacity by approximately 3.2 million square feet through internal growth and acquisitions. As a result, we have grown to approximately 4.7 million square feet of capacity on four continents.

                                  THE OFFERING

Ordinary shares............  6,000,000 shares

Ordinary shares to be
  outstanding after the
  offering.................  56,302,008 shares

Use of proceeds............  The net proceeds will be used to fund the further expansion of our business, including additional working capital and capital expenditures and general corporate purposes. We may use a portion of the net proceeds for strategic acquisitions or investments.

Nasdaq National Market
  symbol...................  FLEX

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following unaudited summary consolidated financial information includes for all periods presented the results of operations and balance sheet of Kyrel EMS Oyj, which we acquired in July 1999 in a transaction accounted for as a pooling of interests. The following unaudited summary consolidated balance sheet data is presented on an actual basis and as adjusted to give effect to the sale of the 6,000,000 ordinary shares offered hereby at the public offering price of $67.6875 per share and after deducting the underwriting discounts and commissions, the estimated offering expenses payable by us and the application of the estimated net proceeds.

                                                                                                           SIX MONTHS ENDED
                                                         YEAR ENDED MARCH 31,                        ----------------------------
                                    --------------------------------------------------------------   SEPTEMBER 25,  SEPTEMBER 24,
                                       1995         1996         1997         1998         1999          1998           1999
                                    ----------   ----------   ----------   ----------   ----------   -------------  -------------
STATEMENT OF OPERATIONS DATA:
  Net sales.......................  $  447,954   $  834,064   $  820,742   $1,191,194   $2,043,374        $868,163     $1,482,090
  Income from operations..........      19,066       10,857       25,021       40,259       80,880          38,242         57,371
  Net income (loss)...............      13,829       (2,716)      14,198       18,251       52,416          24,778         38,217
  Diluted net income (loss) per
    share.........................  $     0.44   $    (0.08)  $     0.39   $     0.46   $     1.09           $0.55          $0.70
  Weighted average ordinary shares
    and equivalents
    outstanding -- diluted........      31,586       32,694       36,478       40,016       47,985          45,160         54,353

                                                                AS OF SEPTEMBER 24, 1999
                                                              ----------------------------
                                                                 ACTUAL       AS ADJUSTED
                                                              -------------  -------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...........................................      $ 203,099      $ 593,764
  Total assets..............................................      1,596,730      1,987,395
  Long-term debt and capital lease obligations, excluding
    current portion.........................................        230,570        230,570
  Shareholders' equity......................................        534,361        925,026

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus supplement and the accompanying prospectus (including the information incorporated by reference in the accompanying prospectus) before deciding to invest in our ordinary shares. If any of the risks described below materializes, our operating results and financial condition could be adversely affected, and the trading price of our ordinary shares could decline.

IF WE DO NOT MANAGE EFFECTIVELY THE EXPANSION OF OUR OPERATIONS, OUR BUSINESS MAY BE HARMED.

     We have grown rapidly in recent periods, and this growth may not continue. Internal growth will require us to develop new customer relationships and expand existing ones, improve our operational and information systems and further expand our manufacturing capacity.

     We plan to increase our manufacturing capacity by expanding our facilities and by adding new equipment. This expansion involves significant risks. For example:

     - we may not be able to attract and retain the management personnel and skilled employees necessary to support expanded operations;

     - we may not efficiently and effectively integrate new operations, expand existing ones and manage geographically dispersed operations;

     - we may incur cost overruns;

     - we may encounter construction delays, equipment delays or shortages, labor shortages and disputes and production start-up problems that could adversely affect our growth and our ability to meet customers' delivery schedules; and

     - we may not be able to obtain funds for this expansion, and we may not be able to obtain loans or operating leases with attractive terms.

     In addition, we expect to incur new fixed operating expenses associated with our expansion efforts, including substantial increases in depreciation expense and rental expense, that will increase our cost of sales. If our revenues do not increase sufficiently to offset these expenses, our operating results would be adversely affected. Our expansion, both through acquisitions and internal growth, has contributed to our incurring significant accounting charges and experiencing volatility in our operating results and may continue to do so in the future.

WE MAY ENCOUNTER DIFFICULTIES WITH ACQUISITIONS, WHICH COULD HARM OUR BUSINESS.

     We have completed a number of acquisitions of businesses and facilities and expect to continue to pursue growth through acquisitions in the future. Acquisitions involve a number of risks and challenges, including:

     - diversion of management's attention;

     - the need to integrate acquired operations;

     - potential loss of key employees and customers of the acquired companies;

     - lack of experience operating in the geographic market of the acquired business; and

     - an increase in our expenses and working capital requirements.

     To integrate acquired operations, we must implement our management information systems and operating systems and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business.

     Any of these and other factors could adversely affect our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition. Furthermore, any future acquisitions may require additional debt or equity financing, which could increase our leverage or be dilutive to our existing shareholders. No assurance can be given that we will consummate any acquisitions in the future.

WE HAVE NEW CUSTOMER RELATIONSHIPS FROM WHICH WE ARE NOT YET RECEIVING SIGNIFICANT REVENUES, AND ORDERS FROM THESE CUSTOMERS MAY NOT REACH ANTICIPATED LEVELS.

     We have recently announced major new customer relationships from which we anticipate significant future sales. However, similar to our other customer relationships, there are no volume purchase commitments under these new programs, and the revenues we actually achieve may not meet our expectations. In anticipation of future activities under these programs, we are incurring substantial expenses as we add personnel and manufacturing capacity and procure materials. Our operating results will be adversely affected if sales do not develop to the extent and within the time frame that we anticipate.

OUR CUSTOMER REQUIREMENTS AND OPERATING RESULTS VARY SIGNIFICANTLY.

     Electronics manufacturing service providers must provide increasingly rapid product turnaround for their customers. We generally do not obtain firm, long-term purchase commitments from our customers, and we continue to experience reduced lead times in customer orders. Customers may cancel their orders, change production quantities or delay production for a number of reasons. Cancellations, reductions or delays by a significant customer or by a group of customers would adversely affect our results of operations.

     In addition to the variable nature of our operating results due to the short-term nature of our customers' commitments, other factors may contribute to significant fluctuations in our results of operations. These factors include:

     - the timing of customer orders;

     - the volume of these orders relative to our capacity;

     - market acceptance of customers' new products;

     - changes in demand for customers' products and product obsolescence;

     - the timing of our expenditures in anticipation of future orders;

     - our effectiveness in managing manufacturing processes;

     - changes in the cost and availability of labor and components;

     - changes in our product mix;

     - changes in economic conditions;

     - local factors and events that may affect our production volume, such as local holidays; and

     - seasonality in customers' product requirements.

     One of our significant end-markets is the consumer electronics market. This market exhibits particular strength towards the end of the year in connection with the holiday season. As a result, we have experienced relative strength in revenues in our third fiscal quarter.

     We make significant decisions, including the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduces our ability to estimate accurately future customer requirements. On occasion, customers may require rapid increases in production, which can stress our resources and reduce margins. Although we have increased our manufacturing capacity and plan further increases, we may not have sufficient capacity at any given time to meet our customers' demands. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand can adversely affect our gross margins and operating income.

A MAJORITY OF OUR SALES COMES FROM A SMALL NUMBER OF CUSTOMERS; IF WE LOSE ANY OF THESE CUSTOMERS, OUR SALES COULD DECLINE SIGNIFICANTLY.

     Sales to our five largest customers have represented a majority of our net sales in recent periods. Our five largest customers accounted for approximately 54% of consolidated net sales in the six months ended September 24, 1999, and 59% in fiscal 1999. Our largest customers during fiscal 1999 were Philips, Ericsson and Cisco, accounting for approximately 16%, 15% and 11% of consolidated net sales, respectively. The identity of our principal customers has varied from year to year, and our principal customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of major customers, would have a material and adverse effect on us. We may not be able to replace expired, canceled, or reduced contracts with new business in a timely manner. See "-- Our customer requirements and operating results vary significantly."

WE ARE DEPENDENT UPON THE ELECTRONICS INDUSTRY WHICH CONTINUALLY PRODUCES TECHNOLOGICALLY ADVANCED PRODUCTS WITH SHORT LIFE CYCLES; OUR INABILITY TO CONTINUALLY MANUFACTURE SUCH PRODUCTS ON A COST-EFFECTIVE BASIS WOULD HARM OUR BUSINESS.

     Factors affecting the electronics industry in general could have a material adverse effect on our customers and, as a result, on us. These factors include:

     - the inability of our customers to adapt to rapidly changing technology and evolving industry standards, which results in short product life cycles;

     - the inability of our customers to develop and market their products, some of which are new and untested. If customers' products become obsolete or fail to gain widespread commercial acceptance, our business may be materially and adversely affected; and

     - recessionary periods in our customers' markets.

THERE MAY BE SHORTAGES OF REQUIRED ELECTRONIC COMPONENTS.

     A substantial majority of our net sales are derived from turnkey manufacturing in which we are responsible for procuring materials, which typically results in our bearing the risk of component price changes. Accordingly, certain component price changes could adversely affect our operating results. At various times, there have been shortages of some of the electronic components that we use, and suppliers of some components have lacked sufficient capacity to meet the demand for such components. In recent months, component shortages have become more prevalent in our industry. In some cases, supply shortages could curtail production of products using a particular component and could result in manufacturing and shipping delays.

OUR INDUSTRY IS EXTREMELY COMPETITIVE.

     The electronics manufacturing services industry is extremely competitive and includes hundreds of companies, several of which have achieved substantial market share. Current and prospective customers also evaluate our capabilities against the merits of internal production. Some of our competitors, including Solectron and SCI Systems, have substantially greater market shares than us, and substantially greater manufacturing, financial, research and development and marketing resources. In recent years, many participants in the industry, including us, have substantially expanded their manufacturing capacity. If overall demand for electronics manufacturing services should decrease, this increased capacity could result in substantial pricing pressures, which could adversely affect our operating results.

WE ARE SUBJECT TO THE RISK OF INCREASED TAXES.

     We have structured our operations in a manner designed to maximize income in countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our taxes could increase if these tax incentives are not renewed upon expiration or tax rates applicable to us are increased. Substantially all of the products manufactured by our Asian subsidiaries are sold to customers based in North America and Europe. We believe that profits from our Asian operations are not sufficiently connected to jurisdictions in North America or Europe to give rise to income taxation there. However, tax authorities in jurisdictions in North America and Europe could challenge the manner in which profits are allocated among our subsidiaries, and we may not prevail in any such challenge. If the profits recognized by our subsidiaries in jurisdictions where taxes are lower became subject to income taxes in other jurisdictions, our worldwide effective tax rate could increase.

WE CONDUCT OPERATIONS IN A NUMBER OF COUNTRIES AND ARE SUBJECT TO RISKS OF INTERNATIONAL OPERATIONS.

     The geographical distances between Asia, the Americas and Europe create a number of logistical and communications challenges. Our manufacturing operations are located in a number of countries, including Austria, Brazil, China, Finland, France, Hungary, Italy, Malaysia, Mexico, Sweden, the United Kingdom and the United States. As a result, we are affected by economic and political conditions in those countries, including:

     - fluctuations in the value of currencies;

     - changes in labor conditions;

     - longer payment cycles;

     - greater difficulty in collecting accounts receivable;

     - burdens and costs of compliance with a variety of foreign laws;

     - political and economic instability;

     - increases in duties and taxation;

     - imposition of restrictions on currency conversion or the transfer of funds;

     - limitations on imports or exports;

     - expropriation of private enterprises; and

     - reversal of the current policies, including favorable tax and lending policies, encouraging foreign investment or foreign trade by our host countries.

     The attractiveness of our services to our U.S. customers can be affected by changes in U.S. trade policies, such as "most favored nation" status and trade preferences for certain Asian nations. In addition, some countries in which we operate, such as Brazil, Mexico and Malaysia, have experienced periods of slow or negative growth, high inflation, significant currency devaluations and limited availability of foreign exchange. Furthermore, in countries such as Mexico and China, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us. Finally, we could be adversely affected by inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate.

     Risks Relating to China. Under its current leadership, the Chinese government has been pursuing economic reform policies. However, the Chinese government may not continue to pursue these policies, and these policies may not be successful even if pursued. In addition, China does not have a comprehensive and highly developed system of laws, and enforcement of laws and contracts is uncertain. The United States annually reconsiders the renewal of most favored nation trading status of China. China's loss of most favored nation status could adversely affect us by increasing the cost to U.S. customers of products manufactured by us in China.

     Risks Relating to Mexico. The Mexican government exercises significant influence over many aspects of the Mexican economy and its action could have a significant effect on private sector entities in general and us in particular.

     Risks Relating to Hungary. Hungary has undergone significant political and economic change in recent years. Political, economic, social and other developments, and changes in laws could have a material and adverse effect on our business. Annual inflation and interest rates in Hungary have historically been much higher than those in Western Europe. Exchange rate policies have not always allowed for the free conversion of currencies at the market rate. Laws and regulations in Hungary have been, and continue to be, substantially revised during its transition to a market economy. As a result, laws and regulations may be applied inconsistently. Also in some circumstances, it may not be possible to obtain the legal remedies provided for under those laws and regulations in a reasonably timely manner, if at all.

     Risks Relating to Brazil. During the past several years, the Brazilian economy has been affected by significant intervention by the Brazilian government. The Brazilian government has changed monetary, credit, tariff and other policies to influence the course of Brazil's economy. The Brazilian government's actions to control inflation and effect other policies have often involved wage, price and exchange controls as well as other measures such as freezing bank accounts and imposing capital controls.

WE ARE SUBJECT TO RISKS OF CURRENCY FLUCTUATIONS.

     A significant portion of our business is conducted in the Swedish kronor, European euro and Brazilian real. In addition, some of our costs, such as payroll and rent, are denominated in currencies such as the Singapore dollar, the Hong Kong dollar, the Malaysian ringgit, the Hungarian forint, the Mexican peso and the British pound, as well as the kronor, the euro and the real. In recent years, the Hungarian forint, Brazilian real and Mexican peso have experienced significant devaluations, and in January 1999 the Brazilian real experienced further significant devaluations. Changes in exchange rates between these and other currencies and the U.S. dollar will affect our cost of sales and operating margins. We cannot predict the impact of future exchange rate fluctuations. We use financial instruments, primarily forward purchase contracts, to hedge Japanese yen, European euro, U.S. dollar and other foreign currency commitments arising from trade accounts payable and fixed purchase obligations. Because we hedge only fixed obligations, we do not expect that these hedging activities will have a material effect on our results of operations or cash flows. However, our hedging activities may be unsuccessful, and we may change or reduce our hedging activities in the future.

WE DEPEND ON OUR KEY PERSONNEL.

     Our success depends to a large extent upon the continued services of our key executives and skilled personnel. Generally our employees are not bound by employment or non-competition agreements, and there can be no assurance that we will retain our officers and key employees. We could be materially and adversely affected by the loss of key personnel.

WE ARE SUBJECT TO RISKS FROM THE YEAR 2000 ISSUE.

     The Year 2000 computer issue refers to a condition in computer software where a two digit field rather than a four digit field is used to distinguish a calendar year. Unless corrected, some computer programs could be unable to function on January 1, 2000, and thereafter until corrected, as they will be unable to distinguish the correct date. Such an uncorrected condition could significantly interfere with the conduct of our business, could result in disruption of our operations, and could subject it to potentially significant legal liabilities.

     We are primarily addressing the Year 2000 issue concerning enterprise wide applications by replacing our management information system with a new enterprise management information system that is designed to provide enhanced functionality. We have been advised that our new enterprise management information system is Year 2000 compliant. However, we cannot provide assurances that the new system will be Year 2000 compliant. We currently have implemented this new information system in a majority of our facilities in Asia, Central Europe, Western Europe and the Americas. We are currently evaluating the implementation of this new management information system at the facilities that we have recently acquired in Finland, France and Sweden. The new system will significantly affect many aspects of our business, including our manufacturing, sales and marketing and accounting functions. The successful implementation of this system is important to our future growth.

     Our business operations utilize electronic commerce systems and electronic data interchanges with suppliers and customers to implement a variety of supply chain management programs. While we are actively seeking assurances of Year 2000 compliance from our suppliers and customers, the failure by any one of these third parties to address Year 2000 issues could result in our temporary inability to process these supply chain management programs with such third parties, and this inability could have a material and adverse impact on our business and results of operations. In addition, we would be harmed if Year 2000 compliance issues resulted in serious disruptions in the operations of our customers and suppliers.

     We have facilities located in numerous countries throughout the world, and these facilities depend on the local infrastructure for power, telecommunications, transportation and other services. If Year 2000 issues cause disruptions in these fundamental services, our ability to conduct our operations could be seriously impaired. The Year 2000 issue also could affect our infrastructure and production lines.

WE ARE SUBJECT TO ENVIRONMENTAL COMPLIANCE RISKS.

     We are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals. Although we believe that our facilities are currently in material compliance with applicable environmental laws, violations could occur. The costs and penalties that could result from a violation of environmental laws could materially and adversely affect us.

THE MARKET PRICE OF THE ORDINARY SHARES IS VOLATILE.

     The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of technology companies. These fluctuations have often been unrelated to or disproportionately impacted by the operating performance of these companies. The market for our ordinary shares may be subject to similar fluctuations. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations and general market conditions may have a significant effect on the market price of our ordinary shares.

                                   DIVIDENDS

     Since inception, we have not declared or paid any cash dividends on our ordinary shares, and our credit facility prohibits the payment of cash dividends without the lenders' prior consent. The terms of our senior subordinated notes also restrict our ability to pay cash dividends. We anticipate that all earnings in the foreseeable future will be retained to finance the continuing development of our business.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 6,000,000 ordinary shares offered by this prospectus supplement and the accompanying prospectus will be approximately $390.7 million, at the public offering price of $67.6875 per share and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $449.3 million. The net proceeds will be used to fund the further expansion of our business, including additional working capital and capital expenditures, and for general corporate purposes. We may use a portion of the net proceeds for strategic acquisitions or investments. However, we currently do not have any agreements or commitments to make any such acquisitions or investments. Until the net proceeds have been used, they will be invested in short-term marketable securities.

                         PRICE RANGE OF ORDINARY SHARES

     The ordinary shares are traded on the Nasdaq National Market under the symbol "FLEX." The following table shows the high and low closing sale prices of our ordinary shares since the beginning of our 1998 fiscal year.

                                                                HIGH       LOW
                                                              --------   --------
Fiscal year ended March 31, 1998
  First Quarter.............................................    $13.50     $ 8.75
  Second Quarter............................................     23.81      13.19
  Third Quarter.............................................     24.06      16.25
  Fourth Quarter............................................     23.94      14.88
Fiscal year ended March 31, 1999
  First Quarter.............................................    $25.56     $18.19
  Second Quarter............................................     23.50      11.31
  Third Quarter.............................................     42.81      14.56
  Fourth Quarter............................................     51.00      33.13
Fiscal year ending March 31, 2000
  First Quarter.............................................    $58.25     $42.25
  Second Quarter............................................     67.63      44.13
  Third Quarter (through October 25, 1999)..................     70.13      58.00

     On October 25, 1999, the closing sale price of the ordinary shares was $67.6875 per share.

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of Flextronics as of September 24, 1999 on an actual basis and as adjusted to give effect to the sale of the 6,000,000 ordinary shares offered hereby at the public offering price of $67.6875 per share and after deducting the underwriting discounts and commissions, the estimated offering expenses payable by us and the application of the estimated net proceeds.

                                                              AS OF SEPTEMBER 24, 1999
                                                              -------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              ---------    ------------
                                                                   (IN THOUSANDS)
Bank borrowings and current portion of long-term debt and
  capital lease obligations.................................  $183,205      $  183,205
                                                              ========      ==========
Long-term debt and capital lease obligations, excluding
  current portion...........................................   230,570         230,570
                                                              --------      ----------
Shareholders' equity:
  Ordinary shares, S$0.01 par value;
  250,000,000 shares authorized, 50,302,008 shares issued
     and outstanding, 56,302,008 shares issued and
     outstanding as adjusted(1).............................       312             348
  Additional paid-in capital................................   432,491         823,120
  Retained earnings.........................................   119,643         119,643
  Accumulated other comprehensive loss......................   (18,085)        (18,085)
                                                              --------      ----------
     Total shareholders' equity.............................   534,361         925,026
                                                              --------      ----------
     Total capitalization...................................  $764,931      $1,155,596
                                                              ========      ==========

-------------------------
(1) Based on the number of ordinary shares actually outstanding as of September 24, 1999. Excludes a total of 9,583,782 ordinary shares subject to outstanding options or reserved for issuance under our share option plans and share purchase plan.

                      CONSOLIDATED SELECTED FINANCIAL DATA

     The following unaudited selected consolidated financial data reflects our historical results of operations and balance sheet data, including the results of operations and balance sheet data of Kyrel EMS Oyj, which we acquired in July 1999 in a transaction accounted for as a pooling of interests. The consolidated selected financial data for the six months ended September 25, 1998 and September 24, 1999 are derived from unaudited financial data and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation. These historical results are not necessarily indicative of the results to be expected in the future.

                                                                                                          SIX MONTHS ENDED
                                                        YEAR ENDED MARCH 31,                        -----------------------------
                                   --------------------------------------------------------------   SEPTEMBER 25,   SEPTEMBER 24,
                                      1995         1996         1997         1998         1999          1998            1999
                                   ----------   ----------   ----------   ----------   ----------   -------------   -------------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net sales........................  $  447,954   $  834,064   $  820,742   $1,191,194   $2,043,374    $  868,163      $1,482,090
Cost of sales....................     406,076      754,546      747,491    1,081,189    1,878,360       795,188       1,370,892
                                   ----------   ----------   ----------   ----------   ----------    ----------      ----------
Gross profit.....................      41,878       79,518       73,251      110,005      165,014        72,975         111,198
Selling, general and
  administrative expenses........      21,959       37,111       39,711       57,214       75,109        32,959          50,953
Goodwill and intangibles
  amortization...................         762        1,296        2,651        3,663        3,664         1,774           2,874
Provision for excess
  facilities.....................          --        1,254        5,868        8,869        3,361            --              --
Acquired in-process research and
  development....................          91       29,000           --           --        2,004            --              --
                                   ----------   ----------   ----------   ----------   ----------    ----------      ----------
Income from operations...........      19,066       10,857       25,021       40,259       80,880        38,242          57,371
Merger-related expenses and one
  time charges...................        (816)          --           --       (7,415)          --            --          (3,459)
Other expense, net...............      (1,790)      (4,879)      (7,648)     (12,275)     (20,832)      (10,162)         (9,902)
                                   ----------   ----------   ----------   ----------   ----------    ----------      ----------
Income before income taxes.......      16,461        5,977       17,374       20,569       60,048        28,080          44,010
Provision for income taxes.......       2,631        8,693        3,175        2,318        7,632         3,302           5,793
                                   ----------   ----------   ----------   ----------   ----------    ----------      ----------
Net income (loss)................  $   13,829   $   (2,716)  $   14,198   $   18,251   $   52,416    $   24,778      $   38,217
                                   ==========   ==========   ==========   ==========   ==========    ==========      ==========
Diluted net income (loss) per
  share..........................  $     0.44   $    (0.08)  $     0.39   $     0.46   $     1.09    $     0.55      $     0.70
                                   ==========   ==========   ==========   ==========   ==========    ==========      ==========
Weighted average ordinary shares
  used in computing per share
  amounts........................      31,586       32,694       36,478       40,016       47,985        45,160          54,353
                                   ==========   ==========   ==========   ==========   ==========    ==========      ==========

                                                          AS OF MARCH 31,                                            AS OF
                                   --------------------------------------------------------------                SEPTEMBER 24,
                                      1995         1996         1997         1998         1999                       1999
                                   ----------   ----------   ----------   ----------   ----------                -------------
                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficit)........  $   52,246   $   42,331   $  (16,314)  $  132,580   $  251,598                 $  203,099
Total assets.....................     278,004      393,422      497,830      780,844    1,217,869                  1,596,730
Long-term debt and capital lease
  obligations, excluding current
  portion........................      33,372       38,407       32,623      192,418      219,995                    230,570
Shareholders' equity.............      81,207      103,717      125,075      233,195      484,938                    534,361

                                    BUSINESS

     Flextronics is a leading provider of advanced electronics manufacturing services to OEMs primarily in the telecommunications and networking, consumer electronics and computer industries. We provide a wide range of integrated services, from initial product design to volume production and fulfillment. These services provide our customers with accelerated time-to-market and time-to-volume production, as well as reduced production costs. By working closely with customers, and by offering flexible, highly responsive services, we believe that we can become an integral part of their operations.

     Through a combination of internal growth and acquisitions, we have become the fourth largest provider of electronics manufacturing services with revenues of $2.0 billion in fiscal 1999 and $1.5 billion for the six months ended September 24, 1999. We believe that our size, global presence and expertise enable us to win large outsourced manufacturing programs from leading multinational OEMs. Our customers include industry leaders such as Cisco, Ericsson, Hewlett-Packard, Lucent, Microsoft, Motorola, Nokia, Nortel Networks, Philips, Qualcomm and 3Com. In addition, we recently significantly expanded the scope of our relationships with a number of our existing customers, including Compaq, Ericsson and Motorola, and have entered into relationships with a number of new customers, including ABB Automation Products and General Instruments.

INDUSTRY OVERVIEW

     Many OEMs in the electronics industry are increasingly utilizing electronics manufacturing service providers in their business and manufacturing strategies, and are seeking to outsource a broad range of manufacturing and related engineering services. Outsourcing allows OEMs to take advantage of the manufacturing expertise and capital investments of electronics manufacturing service providers, thereby enabling OEMs to concentrate on their core competencies, such as product development, marketing and sales. OEMs utilize electronics manufacturing service providers to enhance their competitive position by:

     - reducing production costs;

     - accelerating time-to-market and time-to-volume production;

     - accessing advanced manufacturing and design capabilities;

     - reducing capital investment requirements and fixed overhead costs;

     - improving inventory management and purchasing power; and

     - accessing worldwide manufacturing capabilities.

     As a result of these factors, Technology Forecasters, an industry research firm, has projected that the overall market for electronic manufacturing services will grow at an average annual rate of 20% from 1998 to 2003, reaching an estimated $150.0 billion in 2003.

STRATEGY

     Our objective is to enhance our position as a top tier provider of advanced electronics manufacturing services. Our strategy to meet this objective includes the following key elements:

     Deliver Complete Manufacturing Solutions. We believe OEMs are increasingly requiring a wider range of advanced engineering and manufacturing services in order to reduce their costs and accelerate their time to market. Building on our integrated engineering and manufacturing capabilities, we provide services from initial product design and test to final product assembly and distribution to the OEM's customers. In addition, our network of facilities provides customers with a scalable, flexible solution to support their needs as their products move from design and initial introduction to high volume production and distribution.

     Provide Flexible Manufacturing Solutions in Key Global Markets. We have established an extensive network of manufacturing facilities in the world's major electronics markets -- Asia, the Americas and Europe -- to serve the increased outsourcing needs of both multinational and regional OEMs. This global reach allows us to offer a broad range of manufacturing options that address the specific volume, cost, proximity and technological requirements of our customers. This strategy allows our customers to have a wide range of products manufactured in or close to their major markets.

     Capitalize on Industrial Park Strategy. We have established in low cost regions fully integrated, high volume industrial parks that provide a total manufacturing and fulfillment solution by locating manufacturing and distribution operations and suppliers at a single site. Our industrial parks are located in China, Hungary and Mexico, and we are developing an additional industrial park in Brazil. This integrated approach to production and distribution benefits our customers by reducing logistical barriers and costs, improving supply-chain management, increasing flexibility, lowering transportation costs and reducing turnaround times.

     Establish Close Relationships with Customers. We believe we can become an integral part of our customers' operations by working closely with them throughout the design, manufacturing and distribution process, and by offering flexible, highly responsive services. We believe we develop strong customer relationships through a management approach that fosters rapid decision-making and strong regional management, and a customer service orientation that responds quickly to frequently changing customer design specifications and production requirements. In many cases, we closely integrate our information systems with those of our customers, and we are increasingly using the Internet and other information technologies to help our customers further improve their supply chain management. This customer-focused approach allows us to accelerate our customers' time-to-market and time-to-volume production and helps them to respond quickly to change.

     Leverage Advanced Technological Capabilities. Our strengths in advanced miniaturization, packaging, interconnect and radio frequency technologies enable us to offer customers advanced design, technology and manufacturing solutions for their leading-edge products. Our product introduction centers are located in North America and Europe and provide a high level of engineering expertise to the customer. Our technological capabilities help our customers to shrink product size, improve product performance and reduce costs.

     Selectively Pursue Asset Purchases and Acquisitions. Many OEMs are divesting their internal manufacturing operations to electronics manufacturing services providers. By purchasing facilities from OEMs, electronics manufacturing services providers are able to rapidly develop customer relationships and obtain established manufacturing capacity. Additionally, a number of smaller electronics manufacturing services organizations are seeking to strengthen their competitive position by becoming part of larger, global electronics manufacturing services providers. We will continue to selectively pursue the purchase of OEM assets and the acquisition of electronics manufacturing services companies that offer relationships with key customers, strong and experienced management teams and strategic capabilities and locations.

     Our strategy, even if successfully implemented, may not reduce the risks associated with our business. See "Risk Factors."

CUSTOMERS

     Our customers consist of a select group of OEMs primarily in the telecommunications and networking, consumer electronics and computer industries. Within these industries, our strategy is to establish relationships with leading companies that seek to outsource significant production volumes of complex products. We focus on building long-term relationships with these customers and expanding our relationships to include additional product lines and services. We have increasingly focused on sales to larger companies and to customers in the telecommunications and networking, consumer electronics and computer industries.

     The following table lists in alphabetical order our largest customers in the first six months of fiscal 2000 and the products for which we provide manufacturing services.

                CUSTOMER                                END PRODUCTS
                --------                                ------------
Cisco....................................  Data communications products
Ericsson.................................  Business telecommunications system
Hewlett-Packard..........................  Printers
Microsoft................................  Computer peripheral devices and
                                           Internet access devices
Motorola.................................  Cellular phone boards and accessories
Nokia....................................  Cellular phones
Nortel Networks..........................  Data communications products
Philips..................................  Consumer electronics products
Qualcomm.................................  Cellular phones
3Com.....................................  Pilot electronic organizers

     In addition, we recently significantly expanded the scope of our relationships with a number of existing customers, including Compaq (PCB assemblies), Ericsson (wireless base stations) and Motorola (cellular phones); entered into relationships with new customers, including ABB Automation Products (PCB assemblies) and General Instruments (set-top boxes); and significantly increased our sales of communications products to Lucent.

     In fiscal 1999 and the first six months of fiscal 2000, our five largest customers accounted for approximately 59% and 54%, respectively, of net sales. Our largest customers during fiscal 1999 were Philips, Ericsson and Cisco accounting for approximately 16%, 15% and 11% of consolidated net sales, respectively. No other customer accounted for more than 10% of consolidated net sales in fiscal 1999. The loss of one or more major customer would have a material adverse effect on us. See "Risk Factors -- A majority of our sales comes from a small number of customers; if we lose any of these customers, our sales could decline significantly" and "-- Our customer requirements and operating results vary significantly."

SERVICES

     Flextronics offers a broad range of integrated services, providing customers with a total solution to take a product from initial design through volume production, test and distribution into post-sales service and support.

     Engineering Services. Our product introduction centers coordinate and integrate our worldwide design, prototype, test development and other engineering capabilities. Through these product introduction centers, we provide a broad range of engineering services and, in certain locations, dedicated production lines for prototypes. We have developed significant expertise in advanced radio frequency technologies and high density system design. Our engineering services strengthen our relationships with manufacturing customers and attract new customers requiring advanced engineering services.

     To assist customers with initial design, we provide computer-aided engineering and computer-aided design engineering for manufacturability, circuit board layout and test development. We also coordinate industrial design and tooling for product manufacturing. After product design, we provide quick-turn prototyping. During this process, we assist with the transition to high volume production. By participating in product design and prototype development, we can reduce manufacturing costs and accelerate the time to high volume production.

     Materials Procurement and Management. Materials procurement and management consists of the planning, purchasing, expediting and warehousing of components and materials. Our inventory management expertise and volume procurement capabilities contribute to cost reductions and reduce total cycle time. Our industrial parks in China, Hungary and Mexico include providers of many of the custom components that we use, thus reducing material and transportation costs, simplifying logistics and facilitating inventory management.

     Assembly and Manufacturing. Our assembly and manufacturing operations include PCB assembly, and assembly of subsystems and systems that incorporate PCBs and complex electromechanical components. A substantial portion of our net sales is derived from the manufacture and assembly of complete products. We employ just-in-time, ship-to-stock and ship-to-line programs, continuous flow manufacturing, demand flow processes and statistical process control. As OEMs seek to provide greater functionality in smaller products, they increasingly require more sophisticated manufacturing technologies and processes. Our investment in advanced manufacturing equipment and our experience and expertise in innovative miniaturization, packaging and interconnect technologies (such as chip scale packaging, chip-on-board, ball grid array and thermal vias) enable us to offer a variety of advanced manufacturing solutions. In addition, we manufacture miniature gold-finished PCBs and develop and produce injection-molded plastic components. We have recently developed significant expertise in the manufacturing of wireless communications products employing radio frequency technology.

     Test. We offer computer-aided testing of assembled PCBs, subsystems and systems, which contributes significantly to our ability to deliver high-quality products on a consistent basis. We work with our customers to develop product-specific test strategies. Our test capabilities include management defect analysis, in-circuit tests and functional tests. We either custom design test equipment and software ourselves or use test equipment and software provided by our customers. In addition, we also provide environmental stress tests of board or system assemblies.

     Distribution. We offer our customers flexible, just-in-time delivery programs allowing product shipments to be closely coordinated with customers' inventory requirements. We often ship products directly into our customers' distribution channels or directly to their end-user. We believe that this service can provide our customers with a more comprehensive solution and enable them to be more responsive to market demands.

SALES AND MARKETING

     We achieve worldwide sales coverage through a direct sales force, that focuses on generating new accounts, and through program managers, who are responsible for managing relationships with existing customers and making follow-on sales. Our Asian sales offices are located in Singapore and Hong Kong. In North America, we maintain sales offices in California, Florida and Massachusetts. In Europe, we maintain sales offices in England, France, Germany, the Netherlands and Sweden. In addition to our sales force, our executive staff plays an integral role in our marketing efforts.

RECENT ACQUISITIONS

     In October 1999, we entered into an agreement to acquire Circuit Board Assemblers, Inc., EMC International, Inc. and related real property. Circuit Board Assemblers provides electronic design and assembly services, and EMC International provides testing services, from their facilities in North Carolina. Flextronics would issue ordinary shares having a value of up to approximately $18.7 million in the transaction and would assume approximately $2.3 million of indebtedness secured by the real property. The closing of this transaction is subject to a number of conditions. We intend to account for this acquisition as a pooling of interests.

     In July 1999, we acquired Kyrel EMS Oyj, a provider of electronics manufacturing services with two facilities in Finland and one in Luneville, France. Kyrel employs approximately 900 people and its revenues for its fiscal year ended December 31, 1998 were $236 million. We issued 1,639,625 shares in the acquisition and agreed to issue up to an additional 182,180 shares. We accounted for this acquisition as a pooling of interests.

     In June 1999, we purchased the manufacturing facilities and related assets of Ericsson's Visby, Sweden operations for approximately $39.4 million in cash. Ericsson's Visby facility manufactures mobile systems infrastructure, primarily radio base stations. In connection with this acquisition, we also entered into a manufacturing service agreement with Ericsson.

     In May 1999, we purchased the manufacturing facilities and related assets of ABB Automation Products in Vasteras, Sweden for approximately $24.5 million in cash. This facility provides PCB assemblies and other electronic equipment. We also offered employment to 575 ABB personnel and entered into a manufacturing service agreement with ABB.

     In March 1999, we acquired the manufacturing facilities and related assets of Advanced Component Labs HK Ltd., a Hong Kong-based manufacturer of advanced technology PCBs for $15.0 million in cash. We believe the acquisition of Advanced Component Labs will enhance Astron's advanced packaging substrate technology to meet growing market demands for small handheld telecommunication and personal computing devices and plan to consolidate its operations with those of Astron.

     In March 1999, we increased our ownership of FICO Investment Holding Ltd. to 90% by acquiring an additional 50% of its equity interests for $7.2 million in cash, 127,850 ordinary shares and $3.0 million in promissory notes. FICO is a plastics injection molding company located in China.

     Our ability to obtain the benefits of our recent acquisitions is subject to a number of risks and uncertainties, including our ability to successfully integrate the acquired operations and to maintain, and increase, sales to customers of the acquired companies. See "Risk Factors -- We may encounter difficulties with acquisitions, which could harm our business."

FACILITIES

     Our facilities consist of a global network of industrial parks, manufacturing and technology centers, regional manufacturing facilities and product introduction centers providing approximately 4.7 million square feet of capacity. Our industrial parks, each incorporating from approximately 205,000 to 435,000 square feet of facilities, are designed for fully integrated, high volume manufacturing. These industrial parks offer manufacturing and distribution operations and suppliers that are located at a single site in low cost areas close to major electronics markets. We believe that by offering all of those capabilities at a single site, we can reduce material and transportation costs, simplify logistics and communications and improve inventory management. This enables us to provide customers with a more complete, cost-effective manufacturing solution. Manufacturing and technology centers are facilities that have both medium and high volume manufacturing and product introduction centers and, as a result, are where we focus on launching customers' new products and transitioning them to volume production. Each center features advanced technological competency. Regional manufacturing facilities range from approximately 70,000 to 375,000 square feet and provide medium and high volume production in locations close to strategic markets. Product introduction centers provide a broad range of advanced engineering services and prototype and low volume production capabilities.

     The locations of our facilities are as follows:

                                    AMERICAS                      ASIA                EUROPE
                       -----------------------------------  -----------------  ---------------------
INDUSTRIAL PARKS       Guadalajara, Mexico                  Doumen, China      Sarvar, Hungary
                                                                               Zalaegerzeg, Hungary

MANUFACTURING AND      San Jose/Fremont, CA, United States  Hong Kong, China   Althofen, Austria
TECHNOLOGY CENTERS                                                             Karlskrona, Sweden
                                                                               Katrineholm, Sweden
                                                                               Stockholm, Sweden

REGIONAL               Richardson, TX, United States        Jahore, Malaysia   Hamilton, Scotland
MANUFACTURING          Sao Paulo, Brazil                    Shenzhen, China    Kyroskoski, Finland
FACILITIES                                                                     Luneville, France
                                                                               Tab, Hungary

PRODUCT INTRODUCTION   Niwot, CO, United States             Doumen, China      Althofen, Austria
CENTERS                Richardson, TX, United States                           Hamilton, Scotland
                       San Jose, CA, United States                             Karlskrona, Sweden
                       Westford, MA, United States                             Malmo, Sweden
                                                                               Monza, Italy
                                                                               Stockholm, Sweden

     Since the beginning of fiscal 1998, we have increased overall capacity by approximately 3.2 million square feet through internal growth and acquisitions. As a result, we have grown to approximately 4.7 million square feet of capacity on four continents. We plan to further expand our facilities and add new equipment, and we are developing an additional industrial park in Brazil.

     We may encounter unforeseen difficulties, costs or delays in expanding our facilities, and this expansion involves a number of risks and uncertainties. See "Risk Factors -- We may encounter difficulties with acquisitions, which could harm our business."

                                  UNDERWRITERS

     We are offering ordinary shares described in this prospectus supplement through a number of underwriters. Banc of America Securities LLC, Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, SG Cowen Securities Corporation, Thomas Weisel Partners LLC and Lehman Brothers Inc. are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters have each agreed to purchase, the number of ordinary shares listed next to its name in the following table.

                                                                 NUMBER OF
                        UNDERWRITER                           ORDINARY SHARES
                        -----------                           ---------------
Banc of America Securities LLC..............................     1,800,000
Morgan Stanley & Co. Incorporated...........................     1,800,000
Donaldson, Lufkin & Jenrette Securities Corporation.........       700,000
SG Cowen Securities Corporation.............................       700,000
Thomas Weisel Partners LLC..................................       700,000
Lehman Brothers Inc. .......................................        300,00
                                                                 ---------
          Total.............................................     6,000,000
                                                                 =========

     The underwriters initially will offer ordinary shares to the public at the price specified on the cover page of this prospectus supplement. The underwriters may allow to some dealers a concession of not more than $1.46 per share. The underwriters also may allow, and any dealers may reallow, a concession of not more than $.10 per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The shares are offered subject to a number of conditions, including:

     - receipt and acceptance of our ordinary shares by the underwriters; and

     - the right to reject orders in whole or in part.

     The underwriters have an option to buy up to 900,000 additional ordinary shares from Flextronics. These additional shares, called the over-allotment option, would cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters and the estimated offering expenses to be paid by Flextronics. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                            PAID BY FLEXTRONICS
                                                        ---------------------------
                                                        NO EXERCISE   FULL EXERCISE
                                                        -----------   -------------
Per share underwriting discounts and commissions......  $      2.56    $      2.56
Total underwriting discounts and commissions..........   15,360,000     17,664,000
Estimated expenses to be paid by Flextronics..........      100,000        100,000

     Flextronics and each of its executive officers and directors have entered into lockup agreements with the underwriters. Under these agreements, Flextronics and those holders of stock, options and warrants may not dispose of or hedge any of our ordinary shares or securities convertible into or exchangeable for our ordinary shares. However, the following shares are not covered by the lockup agreements: (1) 300,000 shares may be sold by our directors and executive officers; and (2) shares may be issued by us in connection with acquisitions. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lockup agreements.

     Flextronics will indemnify the underwriters against liabilities, including liabilities under the Securities Act. If Flextronics is unable to provide this indemnification, it will contribute to payments the underwriters may be required to make in respect of those liabilities.

     In connection with this offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include:

     - short sales;

     - stabilizing transactions; and

     - purchases to cover positions created by short sales.

     Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the ordinary shares while this offering is in progress.

     The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

     The underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including:

     - over-allotment;

     - stabilization;

     - syndicate covering transactions; and

     - imposition of penalty bids.

     As a result of these activities, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter-market or otherwise.

     Due to the fact that one of the representatives of the underwriters was organized within the last three years, we are providing you the following information. Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager of, or as a syndicate member in, numerous public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

     In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National market may engage in passive market making transactions in our ordinary shares on the Nasdaq National market in accordance with Rule 103 of Regulation M, during the business day before the pricing of the offering, before the commencement of offers or sales of our ordinary shares. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the ordinary shares offered hereby has been passed upon for us by Allen & Gledhill, Singapore and for the underwriters by Arfat Selvam & Gunasingham, Singapore. Certain United States legal matters in connection with this offering will be passed upon for us by Fenwick & West LLP, Palo Alto, California, and for the underwriters by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, a Professional Corporation, Palo Alto, California.

PROSPECTUS

                         FLEXTRONICS INTERNATIONAL LTD.
                                ORDINARY SHARES

                           -------------------------

     By this prospectus, we may offer up to 14,400,000 ordinary shares. We will provide specific terms for the sale of the ordinary shares in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

     The ordinary shares are quoted on the Nasdaq National Market under the symbol "FLEX." On September 13, 1999, the closing sale price of the ordinary shares was $65.8125 per share.

                           -------------------------

     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" IN THE SUPPLEMENT TO THIS PROSPECTUS.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is September 24, 1999.

                               TABLE OF CONTENTS

                                                              PAGE
About This Prospectus.......................................    2
Where You Can Find More Information.........................    2
Forward-Looking Statements..................................    3
The Company.................................................    4
Enforcement of Civil Liabilities............................    4
Risk Factors................................................    4
Use of Proceeds.............................................    4
Description of Capital Shares...............................    5
Taxation....................................................    7
Plan of Distribution........................................    9
Legal Matters...............................................   10
Experts.....................................................   10

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell up to 14,400,000 ordinary shares in one or more offerings. This prospectus provides you with a general description of the ordinary shares we may offer. Each time we sell ordinary shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information." The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information." We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's website at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

     - our Annual Report on Form 10-K for the fiscal year ended March 31, 1999;

     - our Quarterly Report on Form 10-Q for the quarter ended June 25, 1999;
       and

     - the description of our ordinary shares contained in our Registration Statement on Form 8-A dated January 31, 1994.

     You may request a copy of these filings, at no cost, by writing or telephoning us at:

                         Flextronics International Ltd.
                                2245 Lundy Drive
                           San Jose, California 95131
                         Attention: Laurette F. Slawson
                  Treasurer and Director of Investor Relations
                           Telephone: (408) 428-1300

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement, other than any information superseded by a later document filed with the SEC and incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders may not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact we make in this prospectus, prospectus supplement or in any document incorporated by reference are forward-looking. In particular, the statements herein regarding industry prospects and our future results of operations or financial position are forward-looking statements. Forward-looking statements reflect our current expectations and are inherently uncertain. Our actual results may differ significantly from our expectations. The section entitled "Risk Factors" that appears in our Annual Report on Form 10-K for the year ended March 31, 1999 and in the prospectus supplement accompanying this prospectus describe some, but not all, of the factors that could cause these differences.

                                  THE COMPANY

     Flextronics is a leading provider of advanced electronics manufacturing services to original equipment manufacturers in the telecommunications, networking, computer, consumer electronics and medical device industries. We provide a wide range of integrated services, from initial product design to volume production and fulfillment. Our manufacturing services range from printed circuit board fabrication and assembly to complete product assembly and test. We believe that we have developed particular strengths in advanced interconnect, miniaturization and packaging technologies. In addition, we provide advanced engineering services, including product design, PCB layout, quickturn prototyping and test development. Throughout the production process, we offer logistics services, such as materials procurement, inventory management, packaging and distribution. Our principal executive offices are located at 514 Chai Chee Lane, #04-13, 1 Bedok Industrial Estate, Singapore 469029 and our telephone number is 65-449-5255.

                        ENFORCEMENT OF CIVIL LIABILITIES

     We are incorporated in Singapore under the Companies Act. Some of our directors and executive officers reside in Singapore. All or a substantial portion of the assets of such persons, and a substantial portion of our assets, are located outside the United States. As a result, it may not be possible for persons purchasing ordinary shares to effect service of process within the United States upon such persons or Flextronics or to enforce against them, in the United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Singapore legal advisors, Allen & Gledhill, that there is doubt as to the enforceability in Singapore, either in original actions or in actions for the enforcement of judgments of United States courts, of civil liabilities predicated upon the federal securities laws of the United States.

                                  RISK FACTORS

     An investment in the ordinary shares involves a high degree of risk. You should carefully consider the information contained under the heading "Risk Factors" in the applicable supplement to this prospectus before investing in the ordinary shares.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable supplement to this prospectus, the net proceeds from the sale of ordinary shares offered under this prospectus will be added to our general funds and may be used to:

     - meet our working capital requirements;

     - fund capital expenditures;

     - repay debt; and

     - finance acquisitions of other assets and companies.

     Until the net proceeds have been used, they will be invested in short-term marketable securities.

                         DESCRIPTION OF CAPITAL SHARES

     The following is a brief summary of the more important rights of holders of ordinary shares under Singapore law and our Articles of Association (the "Articles"). This summary is not complete. Our Articles and our Memorandum of Association also are exhibits to the registration statement of which this prospectus forms a part. The Articles and the Memorandum of Association can be obtained from our SEC filings as described under the heading "Where You Can Find More Information" and also at our San Jose, California office and at our registered office in Singapore.

ORDINARY SHARES

     Our authorized capital consists of 250,000,000 ordinary shares, par value S$0.01, of which 49,953,237 shares were outstanding on September 10, 1999. The Articles enable us in certain circumstances to issue shares with preferential, deferred or other special rights or restrictions as our directors may determine. All of our outstanding shares are fully paid and our shareholders are not subject to any calls on such shares. The shares offered hereby, when issued, will also be fully paid and investors will not be subject to any calls on such shares. All of our shares are in registered form, and the shares offered hereby also will be in registered form. Except in the circumstances permitted by the Singapore Companies Act, we can neither purchase our outstanding shares nor grant any financial assistance for the acquisition of our shares.

NEW SHARES

     New shares may only be issued with the prior approval of our shareholders in a general meeting. Such approval, if granted, will lapse at the next Annual General Meeting or, if earlier, the expiration of the period within which the next Annual General Meeting is required to be held. At our 1999 Annual General Meeting, our shareholders provided our directors with general authority to issue new ordinary shares prior to our next Annual General Meeting. Subject to this, and the provisions of the Singapore Companies Act and our Articles, our directors may allot and issue new shares on such terms as they may think fit.

SHAREHOLDERS

     Only persons who are registered in our books are recognized as shareholders and absolute owners of the shares. On September 10, 1999, there were approximately 392 holders of ordinary shares. We may, on giving not less than 14 days' notice, close the register of members for any time or times but the register may not be closed for more than 30 days in any calendar year. Such closure is normally made for the purpose of determining shareholders' entitlement to receive dividends and other distributions and would, in the usual case, not exceed 10 days.

TRANSFER OF SHARES

     Subject to applicable securities laws, the ordinary shares are freely transferable, and may be transferred by a duly signed instrument of transfer in a form approved by our directors. The directors may decline to register any transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence of title as they may require. We will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing such evidence and indemnity as the directors may require.

SHAREHOLDERS' MEETINGS

     We are required to hold an Annual General Meeting in each year. Our directors may convene an Extraordinary General Meeting whenever they think fit and they must do so upon the request in writing of shareholders representing not less than one-tenth of the total voting rights of all shareholders. In addition, two or more shareholders holding not less than one-tenth of our issued share capital may call a meeting. Unless otherwise required by law or by the Articles, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at a meeting of which at least 14 days' written notice is given. An ordinary resolution suffices, for example, in respect of appointments of directors. A special resolution, requiring an affirmative vote of at least 75% of the votes cast at the meeting of which at least 21 days' written notice is given, is necessary for certain matters under Singapore law, such as an alteration of the Articles.

VOTING RIGHTS

     Voting at any meeting of shareholders is by a show of hands unless a poll is duly demanded. If voting is by a show of hands, every shareholder who is present in person or by proxy at the meeting has one vote. On a poll every shareholder who is present in person or by proxy has one vote for every share held by him. A poll may be demanded by the chairman of the meeting or by not less than three members present in person or by proxy and entitled to vote or by shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders having the right to attend and vote at the meeting. There are no limitations imposed by the laws of Singapore or by the Articles on the right of nonresident shareholders to hold or vote ordinary shares, other than the limitations described below under "Takeovers," which are applicable to all of our shareholders.

DIVIDENDS

     Since inception, we have not declared or paid any cash dividends and our current loan agreement prohibits the payment of cash dividends without the lenders' prior consent. We anticipate that all earnings in the foreseeable future will be retained to finance our business.

BONUS AND RIGHTS ISSUES

     We may, with the approval by our shareholders in a general meeting, capitalize any reserves or profits and distribute them as bonus shares to our shareholders in proportion to their shareholdings. At our 1999 Annual General Meeting, our shareholders authorized our directors, at any time on or before June 30, 2000, to distribute one bonus share for each outstanding ordinary share. Our directors may also issue to shareholders rights to take up additional shares, in proportion to their shareholdings. Such rights would be subject to any conditions attached to such issue.

TAKEOVERS

     The acquisition of our shares is regulated by the Singapore Companies Act (Chapter 50) and the Singapore Code on Takeovers and Mergers (the "Takeovers Code"). Any person (or parties acting in concert) acquiring an interest in 25% or more of the voting rights in us is obliged to extend a takeover offer for the remaining voting shares in accordance with the provisions of the Takeovers Code. An offer for consideration other than cash must be accompanied by a cash alternative at not less than the highest price

(excluding stamp duty and commission) paid by the offeror or parties acting in concert with him for shares of that class within the preceding 12 months. A mandatory takeover offer is also required to be made if a person holding between 25% and 50% of the voting rights, either on his own or together with parties acting in concert with him, acquires additional shares representing more than 3% of the voting rights in any 12-month period.

LIQUIDATION OR OTHER RETURN OF CAPITAL

     On a winding-up or other return of our capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

INDEMNITY

     As permitted by the laws of Singapore, the Articles provide that, subject to the Singapore Companies Act, our directors and officers will be indemnified by us against any liability incurred by them in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as our officer, director or employee and in which judgment is given in their favor or in which they are acquitted or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. Directors and officers may not be indemnified by us against any liability to us for negligence, default, breach of duty or breach of trust.

TRANSFER AGENT

     Our transfer agent is Boston EquiServe, P.O. Box 8040, Boston, Massachusetts 02266-8040.

                                    TAXATION

     This summary of Singapore and U.S. tax considerations is based on current law and is provided for general information. The discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their investment or tax circumstances, or to certain types of shareholders, including insurance companies, tax-exempt organizations, regulated investment companies, financial institutions or broker-dealers, and shareholders that are not U.S. shareholders (as defined below) subject to special treatment under the U.S. federal income tax laws. U.S. shareholders should consult their own tax advisors regarding the particular tax consequences to such shareholders of any investment in the ordinary shares.

INCOME TAXATION UNDER SINGAPORE LAW

     Under current provisions of the Income Tax Act, Chapter 134 of Singapore, corporate profits are taxed at a rate equal to 26%. Under Singapore's taxation system, the tax paid by a company is deemed paid by its shareholders. Thus, the shareholders receive dividends net of the tax paid by us. Dividends received by either a resident or a nonresident of Singapore are not subject to withholding tax. Shareholders are taxed on the cash amount of the dividend plus the amount of corporate tax paid by us. The tax paid by us will be available to shareholders as a tax credit to offset the Singapore income tax liability on their overall income, including the gross amount of dividends. No tax treaty currently exists between the Republic of Singapore and the U.S.

     Under current Singapore tax law there is no tax on capital gains, and, thus, any profits from the disposal of shares are not taxable in Singapore unless the vendor is regarded as carrying on a trade in shares in Singapore, in which case, the disposal profits would be taxable as trade profits rather than capital gains.

     There is no stamp duty payable in respect of the holding and disposition of shares, or the acquisition of newly issued shares. When outstanding shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the shares at the rate of S$2 for every S$1,000 of the market value of the shares. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, stamp duty must be paid if the instrument of transfer is received in Singapore. Under our Articles of Association, our directors are authorized to refuse to register a transfer unless the instrument of transfer has been duly stamped.

INCOME TAXATION UNDER UNITED STATES LAW

     Individual shareholders that are U.S. citizens or resident aliens (as defined in the Internal Revenue Code), corporations or partnerships or other entities created or organized under the laws of the United States, or any political subdivision thereof, and certain trusts and estates ("U.S. shareholders") will, upon the sale or exchange of a share, recognize gain or loss for U.S. income tax purposes in an amount equal to the difference between the amount realized and the U.S. shareholder's tax basis in such a share. If paid in currency other than U.S. dollars, the U.S. dollar amount realized (as determined on the trade date) is determined by translating the foreign currency into U.S. dollars at the spot rate in effect on the settlement date of the sale in the case of a U.S. shareholder that is a cash basis taxpayer. An accrual basis taxpayer may elect to use the spot rate in effect on the settlement date of the sale by filing a statement with the U.S. shareholder's first return in which the election is effective clearly indicating that the election has been made. Such an election must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service. Such gain or loss will be capital gain or loss if the share was a capital asset in the hands of the U.S. shareholder and will not be short-term capital gain or loss if the share has been held for more than one year. If a U.S. shareholder receives any currency other than U.S. dollars on the sale of a share, such U.S. shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of such sale and the date such sale proceeds are converted into U.S. dollars.

     U.S. shareholders will be required to report as income for U.S. income tax purposes the amount of any dividend received from us to the extent paid out of our current or accumulated earnings and profits, as determined under current U.S. income tax principles. If over 50% of our stock, by vote or value, were owned by U.S. shareholders who individually held 10% or more of our voting stock, the U.S. shareholders potentially would be required to include in income a portion or all of their pro rata share of our earnings and profits and the earnings and profits of our non-U.S. subsidiaries. If 50% or more of our assets during a taxable year produced or were held for the production of passive income, as defined in Section 1297(b) of the Internal Revenue Code (for example, certain forms of dividends, interest and royalties), or 75% or more of our gross income for a taxable year was passive income, adverse U.S. tax consequences could result to our U.S. shareholders.

     Shareholders that are not U.S. shareholders ("non-U.S. shareholders") will not be required to report for U.S. federal income tax purposes the amount of any dividend received from us. Non-U.S. shareholders, upon the sale or exchange of a share, would generally not be required to recognize gain or loss for U.S. federal income tax purposes.

ESTATE TAXATION

     In the case of an individual who is not domiciled in Singapore, a Singapore estate tax is imposed on the value of all movable and immovable properties situated in Singapore. Our ordinary shares are considered to be situated in Singapore. Thus, an individual shareholder who is not domiciled in Singapore at the time of his or her death will be subject to Singapore estate tax on the value of any such shares held by the individual upon the individual's death. Such a shareholder will be required to pay Singapore estate tax to the extent that the value of the shares (or in aggregate with any other assets subject to Singapore estate tax) exceeds S$600,000. Any excess will be taxed at a rate equal to 5% on the first S$12,000,000 of the individual's Singapore chargeable assets and thereafter at a rate equal to 10%. An individual shareholder who is a U.S. citizen or resident (for U.S. estate tax purposes) also will have the value of the shares included in the individual's gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder's U.S. estate tax to the extent the individual shareholder actually pays Singapore estate tax on the value of the shares; however, the tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the shares included in the shareholder's gross estate for U.S. estate tax purposes, adjusted further by a pro rata apportionment of available exemptions. Individuals who are domiciled in Singapore should consult their own tax advisors regarding the Singapore estate tax consequences of their investment.

                              PLAN OF DISTRIBUTION

     We may sell the securities (1) through underwriters or dealers, (2) through agents, or (3) directly to one or more purchasers. The applicable prospectus supplement will describe the terms of the offering of the securities, including:

     - the name or names of any underwriters, if any;

     - the purchase price of the securities and the proceeds we will receive from the sale;

     - any underwriting discounts and other items constituting underwriters' compensation;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any securities exchange or market on which the securities may be listed.

     Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

     If underwriters are used in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

     We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

     We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

     We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

     All securities we offer other than common stock will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

                                 LEGAL MATTERS

     Allen & Gledhill, Singapore will provide us with an opinion as to the legality of the ordinary shares. Counsel for any underwriters named in the applicable prospectus supplement will provide an opinion as to certain legal matters relating to the ordinary shares.

                                    EXPERTS

     Our consolidated financial statements appearing in our Annual Report (Form 10-K) for the year ended March 31, 1999 have been audited by Arthur Andersen LLP, independent public accountants as indicated in their report therein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. Our future financial statements and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent said firm has audited those financial statements and consented to the use of their reports thereon.

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                                6,000,000 Shares

                                FlextronicsLogo

                           -------------------------
                             PROSPECTUS SUPPLEMENT
                                OCTOBER 25, 1999
                           -------------------------

                         BANC OF AMERICA SECURITIES LLC
                           MORGAN STANLEY DEAN WITTER
                          DONALDSON, LUFKIN & JENRETTE
                                LEHMAN BROTHERS
                                    SG COWEN
                           THOMAS WEISEL PARTNERS LLC

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